August 26, 2009
VIA EDGAR
Staci Shannon
Staff Accountant
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Santarus, Inc. Form 10-K for the Fiscal Year Ended December 31, 2008 Schedule 14A filed April 24, 2009 Form 10-Q for the Fiscal Quarter Ended June 30, 2009 File Number: 0-50651
Dear Ms. Shannon:
     We are in receipt of the Staff’s letter dated August 20, 2009 with respect to the above-referenced Form 10-K, Schedule 14A and Form 10-Q. We are assisting in the preparation of the response to the Staff’s comments on behalf of Santarus, Inc. (“Santarus”). Santarus acknowledges receipt of the Staff’s comments and, as orally discussed with the Staff, intends to respond to such comments on or prior to September 30, 2009.
     Please direct any comments or questions regarding the foregoing to the undersigned at (858) 523-5435.

Very truly yours,
/s/ Cheston J. Larson
Cheston J. Larson of LATHAM & WATKINS LLP

cc:	Debra P. Crawford, Santarus, Inc. Carey J. Fox, Santarus, Inc.